[Letterhead of Lockheed Martin Corporation]

April 27, 2011

CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Bryan, Attorney-Advisor
Lauren Nguyen, Attorney-Advisor

Re:	Lockheed Martin Corporation
Registration Statement on Form S-4
Filed February 25, 2011
File No. 333-172431

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4, as amended (File No. 333-172431), of Lockheed Martin Corporation, a Maryland corporation (“we” or the “Registrant”), relating to the Registrant’s offer (the “Exchange Offer”) to exchange $728,191,000 aggregate principal amount of its 5.72% Notes due 2040, Series B (the “New Notes”), that are being registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its issued and outstanding 5.72% Notes due 2040 that have not been registered under the Securities Act (the “Old Notes”). We are registering the New Notes to be offered in the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). We hereby represent that:

a) We have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of our information and belief, each person that will participate in the Exchange Offer will be acquiring the New Notes in the ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

b) In this regard, we will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) may not rely on the position of the staff of the Commission enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with the

Securities and Exchange Commission

April 27, 2011

registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

c) We acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the applicable New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d) We will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

e) We will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the applicable New Notes.

ii.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, (A) a confirmation that it has not entered into any arrangement or understanding with us or one of our affiliates to distribute the New Notes and (B) an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also may include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LOCKHEED MARTIN CORPORATION

By:	/s/ David A. Dedman
David A. Dedman
Vice President & Associate General Counsel